U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

   Schneider                         Henry
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   (Last)                            (First)              (Middle)

   One North Lexington Avenue - 4th Floor
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                                    (Street)

   White Plaines                       NY                   10601
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

    U.S. Energy Systems, Inc. (USEY)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     12/01
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Series A            (1)    12/14/01    J(1)           861,110                  Common    3,444,440          0
Preferred Stock                                                                Stock
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Series A            (1)    12/14/01    J(1)            50,000                  Common      200,000          0
Preferred Stock                                                                Stock
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Series D            (1)    12/14/01    J(1)  861,110         Immed.            Common    3,444,440  3,444,000     I       (2)
Preferred Stock                                                                Stock
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Series D            (1)    12/14/01    J(1)   50,000         Immed.            Common      200,000     50,000     D
Preferred Stock                                                                Stock
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Series B Warrants   $4.00  12/14/01    J(1)  702,641         Immed.  7/30/05   Common      702,641    702,641     I       (2)
                                                                               Stock
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Series B Warrants   $4.00  12/14/01    J(1)   65,854         Immed.  7/30/05   Common       65,854     65,854     D
                                                                               Stock
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Employee Stock      $4.563   (3)       A     500,000         Immed.  9/07/10   Common      500,000    500,000     D
Option (Right to Buy)                                                          Stock
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
Explanation of Responses: (1) Pursuant to the Issuer's Plan of Recapitalization, all of the Issuer's outstanding shares of Series A Preferred Stock (the "Series A Stock") were exchanged for the Issuer's Series D Preferred Stock (the "Series D Stock") and Series B Warrants. The grants by the Issuer of the Series D Stock and the Series B Warrants and the acquisition by the Issuer of the Series A Stock were approved prior to their implementation by the board of directors and stockholders of the Issuer (and are exempt pursuant to, among other things, Rule 16b-3(d) and (e)) and were completed, after all conditions to the Plan had been satisfied, in December 2001. The purchase price for the 861,110 shares of the Series A Stock was reduced from $9.00 per share to approximately $8.60 per share pursuant to the Plan of Recapitalization. The conversion price of each series of preferred stock is $2.25 (subject to adjustment under certain circumstances) and each share of Series D Stock is currently convertible into four shares of common stock.

(2) The securities reflected as owned indirectly are beneficially owned directly by Energy Systems Investors, LLC ("ESI"). ESI is managed by Energy Systems Investors II, LLC ("ESI II"). Henry Schneider is a member of ESI II and in such capacity shares the power to vote and direct the disposition of the U.S. Energy securities owned by ESI (the "Relationship"). Accordingly, ESI II and Henry Schneider may be deemed to beneficially own such shares indirectly. The extent to which Henry Schneider may have an indirect pecuniary interest in the U.S. Energy securities reported as owned by ESI and ESI II as a result of the Relationship is not currently determinable. Henry Schneider disclaims beneficial ownership of U.S. Energy securites reported herein as beneficially owned by him to the extent he does not have a pecuniary interest in such securities.

(3) The Plan, pursuant to which this option was granted was adopted by the stockholders of U.S. Energy on April 2, 2001.



/s/Henry Schneider                                            August 7, 2002
---------------------------------------------            -----------------------
   Henry Schneider                                              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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